August 4, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osisko Gold Royalties Ltd.
Form 40-F for the Year Ended December 31, 2016
Filed March 27, 2017
File No. 001-37814

Dear Mr. Arakawa,

This letter responds to the staff’s comments set forth in the July 21, 2017 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comments are included below in bold font followed by our responses.

Form 40-F for the Year Ended December 31, 2016
Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements
4. Significant Accounting Policies
(k) Royalty Interests, page 15

Staff Comment No. 1

We note your accounting policy disclosure states that you may include a portion of resources expected to be converted into reserves in the unit-of production calculation for determining the depletion of your producing royalty interests. To enhance our understanding of your accounting policy, please:

•	Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be converted as reserves.

Response: For the producing royalty interests, the aggregate underlying proven and probable reserves (P&P), measured and indicated resources (M&I) and inferred resources (I) and those included in the depletion base are based on National Instrument 43- 101, Standards of Disclosure for Mineral Projects reports and other information published, filed and/or provided by the owner or operator of the property or the mine regarding the reserves and resources. The following table outlines the aggregate resource ounces for the producing royalty interests subject to depletion as at December 31, 2016:

	Measured and Indicated Resources	Inferred Resources
Total ounces	1,001,685	3,118,045
Total ounces used for depletion base	500,843	–
Weighted average percentage expected to be converted as P&P and used for depletion base	50%	–

No inferred resources are considered in the resources expected to be converted into reserves for purposes of the calculation of depletion.

The following table outlines the amount of depletion expense recorded for the producing royalty interests with and without the inclusion of M&I for the year ended December 31, 2016:

For the year ended December 31, 2016
Depletion expense with the inclusion of the portion of M&I estimated to be converted in P&P	$11,291,000
Depletion expense without the inclusion of M&I	$11,948,000
Difference ($)	$657,000
Difference (%)	5.5%

•

Tell us how you determine whether a resource is reasonably expected to be converted to proven and probable reserves. Please provide us with your history of converting resources into proven and probable reserves. If inferred resources have been included, please also separately address your history of converting inferred resources into reserves.

Response:

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation by Agnico Eagle Mines Limited and Yamana Gold Inc. and commenced active operations on June 16, 2014. As such, we have a limited history of converting resources into proven and probable reserves as a royalty company. Therefore, the inclusion of a portion of M&I in the depletion calculation depends on the type, location and characteristics of the deposit. At each reporting period, we review whether M&I are reasonably expected to be converted to P&P. The analysis is performed for each royalty interest and is based on National Instrument 43-101, Standards of Disclosure for Mineral Projects reports and other information published, filed and/or provided by the owner or operator of the property or the mine regarding the P&P and M&I. Ultimately, the inclusion of a portion of M&I is judgmental and reflects our best estimate of the useful life of our producing royalty interests based on our knowledge of the mining industry and of our assets. Finally, as illustrated in the table above, total M&I ounces used for depletion base does not have a significant impact on our annual depletion expense.

No inferred resources are considered in the resources expected to be converted into reserves for purposes of the calculation of depletion.

•

Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves and discuss whether this historical data is indicative of future conversion rates.

Response: The period on which the analysis is performed will depend on the information available as well as the mine stage (historical period of operations, geological attributes). For our producing royalty interests, the historical data used varies between three to five years except for the new mines for which the period is shorter, but in which case we may consider data from a similar deposit. As indicated above, we have a limited history of converting resources into proven and probable reserves as a royalty company. However, the historical data available combined with other information used to determine the percentage expected to be converted as P&P is indicative of future conversion rates as per our judgement.

•

If inferred resources have been included, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level.

Response: No inferred resources are considered in the resources expected to be converted into reserves for purposes of the calculation of depletion.

•

Provide us the amount of depletion expense for each producing royalty interest with and without the inclusion of inferred resources in the denominator for the year ended December 31, 2016 and the most recently reported 2017 interim period.

Response: No inferred resources are included for purposes of the calculation of the depletion expense.

If you have any questions regarding our responses, please do not hesitate to contact the undersigned at (514) 940-0670.

Sincerely,
Osisko Gold Royalties Ltd

/s/Elif Lévesque

Elif Lévesque
Chief Financial Officer

Cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
PricewaterhouseCoopers LLP